3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

May 4, 2015

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Anne Nguyen Parker, Assistant Director

Re:	Bojangles’, Inc.

Amendment No. 1 to

Registration Statement on Form S-l

Filed April 27, 2015

File No. 333-203268

Ladies and Gentleman:

We are submitting this letter on behalf of our client, Bojangles’, Inc. (the “Company”), in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated May 1, 2015 (the “Comment Letter”) in connection with the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), as filed with the SEC on April 27, 2015.

For your convenience, the comment from the Comment Letter is restated in bold and italics prior to the Company’s response. In addition, Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”), which is being filed herewith, has been revised to reflect the Company’s response to the comment from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement.

Risk Factors, page 18

Our organizational documents designate the Court of Chancery, page 40

1.	Please tell us the basis for the statement that “[a]ny person or entity purchasing or otherwise acquiring any interest in shares of [y]our capital stock shall be deemed to have notice of and consented to the provisions of [y]our certificate of incorporation described above.” We also note that the Exclusive Jurisdiction provision is found in your Form of Amended and Restated Bylaws, not your certificate of incorporation. In this regard, Section 8.7 of your bylaws does not have such a notice and consent provision.

The Company respectfully acknowledges the Staff’s comment. The Company notes that the referenced statement in the risk factor, had it properly referred to the Company’s bylaws, reflects the position of the Delaware courts that a company’s bylaws represent a

Securities and Exchange Commission

May 4, 2015

contract between the company and its stockholders that each stockholder agrees to when he, she or it purchases stock in the company. This position was recently reiterated by the Delaware Court of Chancery in connection with challenges to the validity of exclusive forum/jurisdiction provisions in the bylaws of two companies. See Boilermakers Local 154 Retirement Fund, et al. v. Chevron Corp., et al., C.A. No. 7220-CS, and Iclub Inv. P’ship v. FedEx Corp., et al., C.A. No. 7238-CS. The court also reiterated the position under Delaware law that stockholders are on notice of those subjects that are the subject of regulation by a company’s bylaws.

Notwithstanding the foregoing, the Company has revised the risk factor to remove the Statement as well as to remove references to the Company’s certificate of incorporation.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Sincerely,

/s/ John P. Duke

John P. Duke

cc:	Via E-mail

Clifton Rutledge

Eric M. Newman

Barry M. Abelson

Scott R. Jones